THE COMMONWEALTH OF AUSTRALIA
c/o The Treasury of the Commonwealth of Australia
Treasury Building
Langton Crescent
Parkes, ACT  2600
Australia

June 29, 2009

VIA EDGAR

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention:   Mr. John Zitko
       Mr. Michael Coco

Re:	The Commonwealth of Australia - Registration Statement on Schedule B (File No. 333-157373) - Acceleration Request

Ladies and Gentlemen:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, the Commonwealth of Australia (the "Registrant") hereby requests the acceleration of the effective date of the Registration Statement on Schedule B (File No. 333-157373) by the Securities and Exchange Commission (the "Commission") so that the Registration Statement may be declared effective at 9.00 am on July 1, 2009, or as soon as practicable thereafter.

In connection with this request for acceleration of the effective date of the Registration Statement, the Registrant acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of such effectiveness by a telephone call to Adrian J.S. Deitz of Skadden, Arps, Slate, Meagher & Flom at +61-2-9253-6015.

Very truly yours,

THE COMMONWEALTH OF AUSTRALIA

By:	/s/ Dr Ken Henry AC
	Name:	Dr Ken Henry AC
	Title:	Secretary of the Treasury of the
Commonwealth of Australia